UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         Schedule 14f-1

                      Information Statement
                Pursuant to Section 14(f) of the
                 Securities Exchange Act of 1934
              and Rule 14f-1 Promulgated Thereunder



                         IPORUSSIA, INC.
        ------------------------------------------------
       (Exact name of registrant as specified in charter)

                            Delaware
  ------------------------------------------------------------
 (State or other Jurisdiction of Incorporation or Organization)

          000-51076                          38-3649127
   ----------------------       -------------------------------
  (Commission File Number)     (IRS Employer Identification No.)

      12 Tompkins Avenue, Jericho, New  York      11753
     ---------------------------------------------------
    (Address of Principal Executive Offices and zip code)


                         (516) 937-6600
     --------------------------------------------------
    (Registrant's telephone number, including area code)

                               N/A
 -----------------------------------------------------------
(Former name or former address, if changed since last report)

                         March 12, 2007

                         IPORUSSIA, INC.

                      INFORMATION STATEMENT
                PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
              AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF IPORUSSIA, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO IPORUSSIA, INC.

                          INTRODUCTION

     This Information Statement is being furnished to stockholders of record as of March 8, 2007, of the outstanding shares of common stock, $0.0001 par value (the "Common Stock") of IPORUSSIA, INC., a Delaware corporation ("IPOR"), pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Common Stock pursuant to a Securities Purchase Agreement dated March 8, 2007 ("Purchase Agreement") by and among KI Equity Partners VI, LLC, a Delaware limited liability company ("KI Equity") and IPOR.

     Under the terms of the Purchase Agreement, IPOR is to, at closing of the transactions contemplated under the Purchase Agreement ("Closing"), sell to KI Equity, and KI Equity is to purchase from IPOR, 65,789,474 shares of IPOR's Common Stock ("Shares") for a purchase price of $625,000 ("Purchase Price"), or approximately $0.0095 per share.

     A copy of the Purchase Agreement is included as Exhibit 2.1 to IPOR's Current Report dated March 8, 2007 and filed with the U.S. Securities and Exchange Commission ("SEC") on March 9, 2007 and is incorporated herein by reference. The following description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement. The Purchase Agreement has been included to provide investors with information regarding its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions described in this Report, the Purchase Agreement is not intended to be a source of factual, business or operational information about the parties.

     The Purchase Agreement contains representations and warranties that IPOR and KI Equity made to each other as of the date of the Purchase Agreement or other specified dates, and such representations and warranties should not be relied upon by any other person. The assertions embodied in those representations and warranties were made solely for the purposes of the contract between KI Equity and IPOR and are subject to important qualifications and limitations agreed to by KI Equity and IPOR in connection with negotiating the Purchase Agreement. Accordingly, investors should not rely on the representations and warranties as accurate or complete or characterizations of the actual state of facts as of any specified date since they are modified in important part by the underlying disclosure schedules which are


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


not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk between KI Equity and IPOR rather than establishing matters as facts.

     The Purchase Agreement provides that IPOR's current directors and officers are to resign their respective positions effective as of the Closing Date (as defined in the Purchase Agreement) and that Kevin R. Keating is to be appointed the sole director, Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer of IPOR effective as of the Closing Date. Biographical information on Kevin R. Keating is described in more detail below. All information concerning KI Equity and Kevin R. Keating has been provided to IPOR by KI Equity.

     This  Information Statement is being furnished  pursuant  to
Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. No action is required by the stockholders of IPOR in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to IPOR's stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of IPOR's directors occurs (otherwise than at a meeting of IPOR's stockholders). Accordingly, the Closing of the transactions contemplated under the Purchase Agreement and the resulting change in a majority of IPOR's directors will not occur until at least ten (10) days following the filing and mailing of this Information Statement. This Information Statement will be first mailed to IPOR's stockholders of record on or about March 12, 2007.

     This Information Statement includes forward-looking statements within the meaning of Section 27A of the Securities
Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Except for the historical and factual information contained herein, the matters set forth in this filing, including statements identified by words such as "may," will," "expect," "should," "anticipate," "estimate," "believe," "intend," or "project," or the negative of these words or other variations on these words or comparable terminology, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of IPOR or the benefits of the proposed transaction to be materially different from any future results, benefits, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, satisfaction of closing conditions to the transaction. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Information Statement. IPOR assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

             PROPOSED CHANGE IN CONTROL TRANSACTION

     On  March  8,  2007, IPORUSSIA, INC., a Delaware corporation
("IPOR"), and KI Equity Partners VI, LLC, a Delaware limited liability company ("KI Equity"), entered into a Securities Purchase Agreement ("Purchase Agreement") under which IPOR is to, at the closing of the transactions contemplated under the Purchase Agreement ("Closing"), sell to KI Equity, and KI Equity is to purchase from IPOR, 65,789,474 shares of IPOR's common stock ("Shares") for a purchase price of $625,000 ("Purchase Price"), or approximately $0.0095 per share. The issuance of the


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


Shares is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof. As such, the Shares may not be offered or sold unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering the Shares has been or is expected to be filed with the United States Securities and Exchange Commission ("SEC" or "Commission") or with any state securities commission in connection with the issuance of the Shares. However, as a condition to the Closing, IPOR will grant certain demand and piggyback registration rights to KI Equity with respect to the Shares. The Registration Rights Agreement covering the foregoing registration rights is to be executed by IPOR and KI Equity at the Closing.

     IPOR is presently authorized under its Certificate of Incorporation to issue 100,000,000 shares of common stock, $0.0001 par value per share, and 1,000,000 shares of preferred stock, $0.0001 par value per share. As of March 8, 2007, IPOR had 15,744,492 shares of its common stock issued and outstanding. Following the issuance of the Shares to KI Equity under the Purchase Agreement, KI Equity would own approximately 80.7% of the total outstanding shares of IPOR's common stock immediately following the Closing.

     In connection with the Purchase Agreement, and as a condition to the Closing, Vladimir F. Kuznetsov, IPOR's current President, CEO and a director ("Kuznetsov"), Mark R. Suroff, IPOR's current Executive Vice President, Secretary and Treasurer ("Mark R. Suroff"), the estate of Leonard W. Suroff, IPOR's former Executive Vice President, Secretary, Treasurer and director ("Suroff"), and Richard Bernstein, IPOR's current director ("Bernstein") (individually, a "Principal" and collectively, the "Principals") are to terminate any and all agreements and contracts with IPOR and its affiliated companies including, without limitation, any employment, consulting and stock option agreements, and to irrevocably release IPOR from any and all debts, liabilities and obligations, all pursuant to the terms and conditions of certain release agreements ("Release Agreement") to be executed by each of them at the Closing.

     In connection with the Purchase Agreement, and as a further condition to the Closing, Kuznetsov, Mark R. Suroff and Bernstein (collectively, the "Indemnitors") will agree to indemnify and hold IPOR harmless from all liabilities and obligations related to the period prior to Closing, pursuant to the terms and conditions of a certain indemnity agreement ("Indemnity Agreement") to be executed at Closing. Pursuant to the Indemnity Agreement, IPOR will pay the Indemnitors a cash payment in the amount of $50,000 in the aggregate for their agreement to indemnify IPOR. The parties have agreed that the $50,000 payable under the Indemnity Agreement will be held in escrow for up to 90 days following the Closing to cover any indemnity claims.

     The Registration Rights Agreement, the Release Agreement and the Indemnity Agreement will be included in a Current Report on Form 8-K to be filed with the SEC by IPOR following the Closing.

     The completion of the transactions contemplated under the Purchase Agreement is also subject to the satisfaction of certain other conditions including, without limitation, (i) the payment of all of IPOR's liabilities and obligations at Closing from the proceeds of the Purchase Price (including the consideration payable to the Indemnitors under the Indemnity Agreement), (ii) the cancellation of all contracts involving IPOR, (iii) the filing of IPOR's Annual Report on Form 10-KSB and income tax returns for the year ended December 31, 2006, (iv) compliance with regulatory requirements, (v) the continued quotation of IPOR's common stock on the Over-the-Counter Electronic Bulletin Board ("OTC BB"), (vi) delivery of certain legal opinions from IPOR's counsel, (vii) the delivery of various closing documents,
(viii) the resignation of IPOR's existing officers and directors as of the Closing, and (ix) completion of due diligence investigation of IPOR by KI Equity.

     Effective as of the Closing, and subject to compliance with applicable regulatory requirements, including the preparation, filing and distribution to IPOR's stockholders of a Schedule 14(f)-1 Notice to Stockholders at least ten (10) days prior to the Closing, IPOR's existing officers and directors are to resign and are to appoint Kevin R. Keating as the sole director, Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of IPOR.

     Any additional information concerning Kevin R. Keating, who will serve as IPOR's sole director following the Closing, is set forth below.

     The parties expect the closing of the transactions under the Purchase Agreement to occur on or about March 23, 2007. However, there can be no assurances that the transactions under the Purchase Agreement will be completed.

     The Purchase Agreement may be terminated as follows: (i) by mutual written consent, (ii) by either party if the purchase transaction is not consummated by March 23, 2007, (iii) by either party if the purchase transaction is prohibited by the issuance of an order, decree or ruling, and (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement.

     The directors of IPOR have approved the Purchase Agreement and the transactions contemplated thereunder, the Indemnity
Agreement,  the  Release  Agreement and the  Registration  Rights
Agreement.

                        VOTING SECURITIES

     IPOR's common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of IPOR's stockholders. Each share of common stock entitles the holder thereof to one vote. As of March 8, 2007, there were 15,744,492 shares of IPOR's common stock outstanding.

                      IPORUSSIA'S BUSINESS

     Due to its weak financial condition, IPOR's decision to withdraw the broker-dealer registration of its wholly-owned subsidiary, IPOR Capital, LLC, and the transactions contemplated under the Purchase Agreement, effective as of the Closing, IPOR will discontinue any further active business operations and, as a result, will become a "shell company" (as such term is defined in


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


Rule 12b-2 under the Securities Exchange Act of 1934, as amended) and its sole business will be to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction could be negotiated and completed, pursuant to which IPOR would acquire a target company with an operating business, with the intent of continuing the acquired company's business as a publicly held entity.


                     DIRECTORS AND OFFICERS

     The following table sets forth the names, positions and ages of current executive officers and directors of IPOR. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors. There is no family relationship between any director or executive officer.

Name                   Age           Position
--------------------- ------ ------------------------------------
Vladimir F. Kuznetsov   57   President, CEO
and Director

Mark R. Suroff  (1)     33   Executive Vice President, Secretary
and Treasurer

Richard Bernstein       64   Director


     (1) Mark R. Suroff was elected by the Board of Directors to the positions set forth next to his name effective
          January 22, 2007. These executive officer positions were formerly held by Leonard W. Suroff who died on December 26, 2006. Mark R. Suroff is the son of Leonard W. Suroff. Leonard W. Suroff also served as a director of IPOR at the time of his death.

     Vladimir F. Kuznetsov, has been our President, Chief Executive Officer and a Director since our inception in April 2002. Mr. Kuznetsov did not devote a significant amount of time to our affairs until he became a full-time employee on January 1, 2004. See "Executive Compensation - Employment Agreements" for information concerning Mr. Kuznetsov's employment agreement with us. From February 1999 until December 31, 2003, Mr. Kuznetsov was managing director of the Moscow Office of Rascom Telecommunication Company, a company that provides telecommunications services. From November 1997 to February 1999, Mr. Kuznetsov was employed as Director for Marketing and Sales and Director for Business Development of Macomnet, a Russian-American joint venture that is a fiber-optic telecommunications carrier. Mr. Kuznetsov was engaged in restructuring Macomnet's marketing and sales force. From January 1997 to November 1997, Mr. Kuznetsov was employed as Technical Director of Telecommunications Systems for Altro GmbH. (Austria), a telecommunications and security systems distributor. From May 1996 to January 1997, Mr. Kuznetsov was a marketing and sales representative in Russia for Securacom, Inc., a United States based security systems distribution company. From September 1973 to 1994, Mr. Kuznetsov was an officer of the Armed Forces of the former USSR and the Russian Federation, rising to the rank of


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colonel  attached to the General Staff of the Armed  Forces.  Mr.
Kuznetsov  graduated  from  LVOV  Polytechnic  Institute  as   an
Electronics Systems Engineer and from Military Telecommunications Academy receiving a degree in Management of Telecommunications Systems.

     Mark R. Suroff, has been our Executive Vice President, Secretary and Treasurer since January 22, 2007. Since 2001, Mr. Suroff has been the President of Sock Bandit Productions, a privately-held management and licensing company specializing in the entertainment industry. Prior to forming Sock Bandit, Mr. Suroff was co-founder and Executive Vice President, of Eyecity, Inc., a publicly traded company engaged in the development and marketing of ergonomic eye care products and backend technology infrastructure for the eyewear industry.

     Richard Bernstein, has been a director since our inception in April 2002. Mr. Bernstein has managed his personal investments since January 1999. From April 1994 to December 1998, he was President and Chief Executive Officer and a director of NovoComm, Inc., a multimedia telecommunications firm, spending approximately fifty percent of his business time in Russia focusing on the emerging Russian and Ukranian telecommunications markets. Mr. Bernstein will devote only so much of his time to our affairs as is necessary to discharge his duties as a director.

                COMMITTEES OF BOARD OF DIRECTORS

Audit Committee and Audit Committee Financial Expert
----------------------------------------------------

     IPOR  is  not  a  "listed company" under SEC  rules  and  is therefore not required to have an audit committee comprised of independent directors. IPOR does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, IPOR's board of directors is deemed to be its audit committee and as such functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of IPOR's independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. IPOR's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

                         CODE OF ETHICS

     A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

     * Honest and ethical conduct, including the ethical handling of actual or perceived conflicts of interest between personal and professional relationships;


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


     *    Full,   fair,  accurate,  timely   and   understandable
disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

     * Compliance with applicable governmental laws, rules and regulations;

     * The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

     *    Accountability for adherence to the code.

     Due to the limited scope of IPOR's current operations, IPOR has not adopted a corporate code of ethics that applies to its executive officers.


                      CONFLICTS OF INTEREST

     Certain conflicts of interest exist and may continue to exist between IPOR and its officers and directors due to the fact that each has other business interests to which they devote their primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of IPOR.

     Certain conflicts of interest may exist between IPOR and its management, and conflicts may develop in the future. IPOR has not established policies or procedures for the resolution of current or potential conflicts of interest between IPOR, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of IPOR, and conflicts of interest may arise that can be resolved only through the exercise by management of their best judgment as may be consistent with their fiduciary duties. Management will try to resolve conflicts to the best advantage of all concerned.

     See below for a discussion of Certain Relationships and Related Party Transactions.

     BOARD MEETINGS; NOMINATING AND COMPENSATION COMMITTEES

     The Board of Directors took a number of actions by written consent of all of the directors during 2006. Such actions by the written consent of all directors are, according to Delaware corporate law and IPOR's by-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held. IPOR's directors and officers do not receive remuneration from IPOR unless approved by the Board of Directors or pursuant to an employment contract. No compensation has been paid to IPOR's directors for attendance at any meetings during 2006.

     IPOR does not have standing nominating or compensation committees, or committees performing similar functions. IPOR's board of directors believes that it is not necessary to have a compensation committee at this time because the functions of such committee are adequately performed by the board of directors. The board of directors also is of the view that it is appropriate for IPOR not to have a standing nominating committee because the board of directors has performed and will perform adequately the functions of a nominating committee. IPOR is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee.


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


                   SHAREHOLDER COMMUNICATIONS

     There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the early stages of IPOR's development, a specific nominating policy would be premature and of little assistance until IPOR's business operations are at a more advanced level. There are no specific, minimum qualifications that the board of directors believes must be met by a candidate recommended by the board of directors. Currently, the entire board of directors decides on nominees, on the recommendation of any member of the board of directors followed by the board's review of the candidates' resumes and interview of candidates. Based on the information gathered, the board of directors then makes a decision on whether to recommend the candidates as nominees for director. IPOR does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

     IPOR does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Delaware law and the federal proxy rules. The board of directors will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the board of directors, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

     Because certain management and directors of IPOR are the same persons, the Board of Directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the board's attention by virtue of the co-extensive capacities served by Mr. Kuznetsov.

                         INDEMNIFICATION

     Under   Delaware  law  and  pursuant  to  our  articles   of
incorporation and bylaws, IPOR may indemnify its officers and directors for various expenses and damages resulting from their acting in these capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to IPOR's officers or directors pursuant to the foregoing provisions, IPOR has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

     SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires IPOR's directors and executive officers, and persons who beneficially own more than 10% of a registered class of IPOR's equity securities, to file reports of beneficial
ownership   and  changes  in  beneficial  ownership   of   IPOR's
securities  with  the  SEC  on  Forms  3  (Initial  Statement  of


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


Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial
Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of IPOR's common stock are required by SEC regulations to furnish IPOR with copies of all
Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to IPOR, or written representations that no reports were required, IPOR believes that for the fiscal year ended December 31, 2006 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of IPOR's securities filed a Form 3 with the SEC and has had no change of ownership since such filing.


                 EXECUTIVE COMPENSATION SUMMARY

     The following Executive Compensation Chart highlights the compensation for IPOR's executive officers for the fiscal years ended December 31, 2004, 2005 and 2006.


-----------------------------------------------------------------------
                                        Long Term Compensation
-----------------------------------------------------------------------
                 Annual Compensation        Awards        Payouts
-----------------------------------------------------------------------------------------------
                                                                Securities
Name                                      Other     Restricted  Underlying
and                                       Annual      Stock      Options/    LTIP    All Other
Principal                 Salary  Bonus Compensation Award(s)    SARs (#)  Payouts Compensation
Position           Year    ($)     ($)      ($)        ($)                   ($)       ($)
-----------------------------------------------------------------------------------------------
Vladimir F.        2006  $ 92,575  $ 0      $ 0       N/A          N/A       N/A       N/A
Kuznetsov (CEO     2005  $ 80,500  $ 0      $ 0       N/A          N/A       N/A       N/A
and President) (1) 2004  $ 70,000  $ 0      $ 0       N/A          N/A       N/A       N/A
-----------------------------------------------------------------------------------------------
Leonard W.         2006  $115,000  $ 0      $ 0       N/A          N/A       N/A       N/A
Suroff (Exec.      2005  $100,732  $ 0      $ 0       N/A          N/A       N/A       N/A
Vice Pres.,        2004  $  7,692  $ 0      $ 0       N/A          N/A       N/A       N/A
Secretary and
Treasurer) (1)(2)
-----------------------------------------------------------------------------------------------
Mark R. Suroff     2006  $      0  $ 0      $ 0       N/A          N/A       N/A       N/A
(Exec. Vice Pres., 2005  $      0  $ 0      $ 0       N/A          N/A       N/A       N/A
Secretary and      2004  $      0  $ 0      $ 0       N/A          N/A       N/A       N/A
Treasurer) (2)
-----------------------------------------------------------------------------------------------

     (1) Due to IPOR's weak financial condition during 2006, only a portion of the 2006 annual salaries to Messrs. Kuznetsov and Leonard W. Suroff as reflected in the above chart were paid during 2006 with the remaining unpaid portion having been accrued.

     (2)  Leonard  W. Suroff died on December 26, 2006.  Mark  R.
          Suroff, the son of Leonard W. Suroff, was elected Executive Vice President, Secretary and Treasurer effective January 22, 2007.

Options and Stock Appreciation Rights
-------------------------------------

     No stock options or stock appreciation rights were granted to, and none are held by, any of our executive officers as of December 31, 2005. However, on March 29, 2006, we granted options to purchase of 500,000 shares of our common stock to each of Mr. Kuznetsov and Mr. Leonard W. Suroff, which are exercisable at $0.20 per share until March 28, 2011. These options vest at the rate of 25% quarterly beginning March 29, 2006. These options are fully vested.

     In connection with the closing of the Purchase Agreement, the holders of these options are to cancel all of these options.

Employment Agreements
---------------------

     We are a party to employment agreements with Vladimir F. Kuznetsov to serve as our President and Chief Executive Officer and Leonard W. Suroff to serve as our Executive Vice President, Secretary and Treasurer. Mr. Kuznetsov's employment agreement became effective January 1, 2004, while Mr. Leonard W. Suroff's employment agreement became effective December 14, 2004, with the initial closing of our public offering. On March 29, 2006, we extended the term of these employment agreements so that each now expires on March 31, 2010 subject to earlier termination as discussed below.

     Mr. Kuznetsov's agreement provides for him to be our full-time employee at the offices in Moscow. Mr. Leonard W. Suroff's agreement provides for him to devote such business time as is necessary to our business. Mr. Leonard W. Suroff devotes, on average, approximately three business days per week to our affairs. The salaries of each of Mr. Kuznetsov and Mr. Leonard W. Suroff are to increase at the end of each 12-month period after its effective date by an amount to be determined by our board of directors, but by not less than 15% over the previous year. Mr. Kuznetsov's salary, therefore, increased from $80,500 to $92,575 commencing January 1, 2006, and Mr. Leonard W. Suroff's salary, therefore, increased from $100,000 to $115,000 commencing December 14, 2005.

     Each employment agreement provides that our board of directors may, but is not obligated to, award bonuses based upon the officer's performance. No criteria have been established at this time for determining the basis upon which any bonuses may be awarded. We are to provide each of Messrs. Kuznetsov and Leonard
W. Suroff with, among other things, medical insurance and a car for business purposes. We have also agreed to indemnify each, to the fullest extent permitted by applicable law and our certificate of incorporation, against expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of any legal activity, regardless of whether criminal, civil, administrative or investigative in nature, to which he is made a party by reason of his being or having been an officer of IPOR.

     Each agreement permits us to terminate the employment agreement and discharge the employee for cause, as defined in the agreement, or if the employee is disabled and unable to perform his normal duties for a period of four (4) consecutive months or six (6) months in the aggregate in any twelve (12)-month period.

     Each of Messrs. Kuznetsov and Leonard W. Suroff have agreed, among other things, not to disclose our trade secrets or confidential information about us or to compete against us for a period of two (2) years after termination of his employment agreement, if his employment is terminated by us for cause. Each has also agreed not to influence our employees or customers in an attempt to divert their services or business from us for a period of two (2) years after the later of termination of employment or the receipt of any compensation from us. There can be no assurance that we will be able to maintain an action in Russia to enforce these covenants against Mr. Kuznetsov, a Russian citizen residing in Moscow.

     Leonard W. Suroff's employment agreement, in accordance with its terms, terminated upon his death on December 26, 2006.

     In connection with the closing of the Purchase Agreement, Mr. Kuznetsov is to terminate his employment agreement, and Mr. Kuznetsov and the estate of Leonard W. Suroff are to release us from all liability and obligations under or with respect the employment agreement including, any amounts for unpaid salary or other compensation.

Stock Options
-------------

     We have adopted a stock option plan to reward and provide incentives to our present and future employees, officers, non-employees, directors and consultants. Under the plan, we may grant options to purchase up to 3,000,000 shares of our common stock. The maximum number of shares that can be subject to an option granted to any person in any calendar year can not exceed 500,000 shares. Options may be either "incentive stock options" intended to qualify for favorable tax treatment under Section 422A of the Internal Revenue Code of 1986 or "non-qualified stock options." Options granted to non-employee directors and consultants can only be non-qualified stock options. The plan is administered by our board of directors or a committee of the board. Our board or its committee has the authority, subject to the express provisions of the plan, to determine the terms and conditions of each option, including to whom to grant options, the term, conditions to the exercise of options, vesting schedules and whether to accelerate the date of exercise of any option installment. Option exercise prices are to be determined by our board or its committee but must be at least 100% of the market value of our common stock on the date of grant or, in the case of an incentive stock option granted to an optionee who possesses more than 10% of the combined voting power of all classes of our stock, 110% of the market value of our common stock on the date of grant. Options can be granted for a term, established by the board or its committee, not exceeding ten (10) years from the date of grant or, in the case of an incentive stock option granted to an optionee who possesses more than 10% of the combined voting power of all classes of our stock, five
(5) years from the date of grant.

     We granted no stock options through December 31, 2005. On March 29, 2006, we granted non-qualified stock options to purchase 500,000 shares of our common stock to each of Messrs. Kuznetsov, Leonard W. Suroff and Bernstein, which are exercisable at $0.20 per share until March 28, 2011. These options vest at the rate of 25% quarterly beginning March 29, 2006. These options are fully vested.

     In connection with the closing of the Purchase Agreement, each of Messrs. Kuznetsov, Leonard W. Suroff and Bernstein are to cancel all of these options.

Directors' Compensation
-----------------------

     Our directors receive no cash compensation for their services as directors. Messrs. Kuznetsov and Leonard W. Suroff will, however, receive compensation for their services as employees pursuant to their employment agreements, as described above. Mr. Bernstein does not receive cash compensation for any services for us. However, see the preceding section "Stock
Options" for information with respect to options to purchase shares of our common stock granted to Messrs. Kuznetsov, Leonard
W. Suroff and Bernstein on March 29, 2006.

     Members of the advisory board will receive $1,000 for each meeting they attend and travel and other expenses incurred in connection with attendance at each meeting. However, due to our financial condition, our advisory committee was inactive during 2006.

                    NEW DIRECTOR AND OFFICER

     Effective as of the Closing, and subject to compliance with applicable regulatory requirements, including the preparation, filing and distribution to IPOR's stockholders of this Information Statement at least ten (10) days prior to the Closing, the existing officers and directors of IPOR are to resign, and IPOR's existing directors are to appoint Kevin R. Keating as the sole director, CEO, President, CFO, Secretary and Treasurer of IPOR.

     Kevin R. Keating, 66 years old, is the managing member of Vero Management, LLC, which provides administrative and financial consulting services for micro-cap public companies. For more than forty years, he has been engaged in various aspects of the investment business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. From 1982 through 2006, he was associated with a variety of securities firms as a registered representative servicing the needs of high net worth individual investors. Additionally, Mr. Keating currently serves as director on the boards of Catalyst Lighting Group, Inc., 99 Cent Stuff, Inc., Blue Holdings, Inc., People's Liberation, Inc., Digital FX International, Inc. and Frezer, Inc.

     Kevin  R.  Keating is the father of Timothy J. Keating,  the
principal   member   of  Keating  Investments,   LLC.     Keating
Investments, LLC is the managing member of KI Equity.

     Based on information provided to IPOR by KI Equity, Kevin R. Keating currently beneficially owns no equity securities or rights to acquire any securities of IPOR, and Kevin R. Keating has not been involved in any transaction with IPOR or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to the transactions that have been described herein. Based on information provided to IPOR by KI Equity, Kevin R. Keating has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                      SECURITY OWNERSHIP OF
            CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding IPOR's common stock beneficially owned on March 8, 2007, for (i) each shareholder IPOR knows to be the beneficial owner of 5% or more of its outstanding common stock, (ii) each of IPOR's executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within sixty (60) days. To the best of IPOR's knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Information Statement, there are not any pending or anticipated arrangements that may cause a change in control of IPOR. At March 8, 2007, 15,744,492 shares of IPOR's common stock were outstanding.


                             Number of Shares     Percent of
     Name                   Beneficially Owned       Shares
     ----                   ------------------    ----------

Vladimir F. Kuznetsov (1)        1,750,000           10.8%
19/2 Bratislavskaya  Street
Moscow, 109451
Russian Federation

Leonard W. Suroff (2)            1,950,000           12.0%
12 Tompkins Avenue
Jericho, NY 11753

Richard Bernstein (3)            2,600,000           16.0%
4 Dogwood Hill
Brookville, NY 11545

Mark R. Suroff                     500,000            3.2%
215 E. 24th Street, Apt. 327
New York, NY 10010


All Executive Officers           4,850,000           29.0%
and Directors as a group (4)


     (1) Includes 500,000 shares subject to stock options granted to Mr. Kuznetsov which are fully vested and currently exercisable.

     (2) Includes 500,000 shares subject to stock options granted to Mr. Leonard W. Suroff which are fully vested and currently exercisable. Includes 725,000 shares owned by Mr. Leonard W. Suroff's wife, who has sole voting and dispositive power with respect to the shares owned by her and as to which Mr. Leonard W. Suroff disclaims beneficial ownership. As a result of Mr. Leonard W. Suroff's death, his wife has sole voting and dispositive power over the 725,000 shares owned by the estate of Leonard W. Suroff as well as the foregoing stock options.

     (3) Includes 500,000 shares subject to stock options granted to Mr. Bernstein which are fully vested and currently exercisable. Includes 1,075,000 shares owned by Mr. Bernstein's wife, who has sole voting and dispositive power with respect to the shares owned by her and as to which Mr. Bernstein disclaims beneficial ownership.

     (4) Includes 1,000,000 shares subject to stock options granted to Messrs. Kuznetsov and Bernstein which are fully vested and currently exercisable.


     The following table sets forth certain information regarding IPOR's common stock beneficially owned on March 8, 2007, for (i) each stockholder known to be the beneficial owner of 5% or more of IPOR's outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis, to reflect the transactions contemplated by the Purchase Agreement and the cancellation of the stock options by Messrs. Kuznetsov, Leonard W. Suroff and Bernstein. The information contained in the following table is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Purchase
Agreement and stock option cancellations will be completed or that the actual ownership will be as set forth therein based on the assumptions used. At Closing, IPOR intends to file a Current Report on Form 8-K which will include updated beneficial ownership information for IPOR to reflect the actual results of the completion of the transactions under the Purchase Agreement and the stock option cancellations.

     Assuming the issuance of 65,789,474 shares of IPOR's common stock to KI Equity as part of the Purchase Agreement, IPOR expects to have 81,533,966 shares of common stock outstanding immediately following the Closing.

                             Number of Shares     Percent of
     Name                   Beneficially Owned      Shares
     ----                   ------------------    ----------

Vladimir F. Kuznetsov (1)        1,250,000           1.5%
19/2 Bratislavskaya  Street
Moscow, 109451
Russian Federation

Leonard W. Suroff (2)            1,450,000           1.8%
12 Tompkins Avenue
Jericho, NY 11753

Richard Bernstein (3)            2,100,000           2.6%
4 Dogwood Hill
Brookville, NY 11545

Mark R. Suroff                     500,000           0.6%
215 E. 24th Street, Apt. 327
New York, NY 10010

Kevin R. Keating (4)                     0             0%
936A Beachland Boulevard, Suite 13
Vero Beach, Florida 32963

KI Equity Partners IV, LLC (5)  65,789,474          80.7%
c/o Timothy J. Keating, Manager
5251 DTC Parkway, Suite 1090
Greenwood Village, Colorado 80111

All Executive Officers                   0             0%
and Directors as a group (6)



     (1)  Excludes  500,000  shares  subject  to  stock   options
          granted to Mr. Kuznetsov which are to be cancelled as part of the closing of the transactions under the Purchase Agreement.

     (2) Excludes 500,000 shares subject to stock options granted to Mr. Leonard W. Suroff which are to be cancelled as part of the closing of the transactions under the Purchase Agreement. Includes 725,000 shares owned by Mr. Leonard W. Suroff's wife, who has sole voting and dispositive power with respect to the shares owned by her and as to which Mr. Leonard W. Suroff disclaims beneficial ownership. As a result of Mr. Leonard W. Suroff's death, his wife has sole voting and dispositive power over the 725,000 shares owned by the estate of Leonard W. Suroff.

     (3) Excludes 500,000 shares subject to stock options granted to Mr. Bernstein which are to be cancelled as part of the closing of the transactions under the Purchase Agreement. Includes 1,075,000 shares owned by Mr. Bernstein's wife, who has sole voting and dispositive power with respect to the shares owned by her and as to which Mr. Bernstein disclaims beneficial ownership.

     (4)  Kevin  R.  Keating is not affiliated with  and  has  no
          equity   interest  in  KI  Equity  and  disclaims   any
          beneficial interest in the shares of IPOR's common stock owned by KI Equity.

     (5)  Timothy  J.  Keating is the manager of  KI  Equity  and exercises sole voting and investment control over  such
          shares.   KI Equity is not owned by or affiliated  with
          Kevin R. Keating.

     (6)  At  the  closing of the transactions under the Purchase
          Agreement, Kevin R. Keating will become the sole officer and director of IPOR.

Equity Compensation Plans
-------------------------

     The  following table sets forth certain information,  as  at
December   31,  2006,  with  respect  to  the  Company's   equity
compensation plans:

                            Number of Securities  Weighted Average    Number of Securities
                             to be Issued upon    Exercise Price of  Remaining Available for
                               Exercise of           Outstanding      Future Issuance Under
                            Outstanding Options   Options, Warrants    Equity Compensation
       Plan Category        Warrants and Grants      and Grants              Plans
-------------------------   -------------------   -----------------  -----------------------
Equity compensation plans         1,500,000              $0.20               1,500,000
approved by security holders

Equity compensation plans                 0              $0.00                       0
not approved by security holders

Total                             1,500,000              $0.20               1,500,000


     In connection with the closing of the Purchase Agreement, all 1,500,000 outstanding options are to be cancelled by the holders thereof. In addition, the 2002 Stock Option Plan is to be terminated.


         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     We are obligated under notes payable to Messrs. Leonard W. Suroff and Bernstein to pay the principal amounts of $70,450 and $50,470, respectively, which amounts were borrowed at various times through March 8, 2007. These notes together with accrued interest thereon are to be paid in full at the closing of the Purchase Agreement from the proceeds of the Purchase Price.

                            SIGNATURE

     In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                             IPORUSSIA, INC.
                             (Registrant)

                             By: /s/ Vladimir F. Kuznetsov
                                 ----------------------------
                                 Name:  Vladimir F. Kuznetsov
                                 Title:    CEO and President


Dated:  March 12, 2007